February 28, 2011

Via Facsimile and U.S. Mail

Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Repro-Med Systems, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2010

Filed June 1, 2010

Form 10-Q for the Quarter Ended May 31, 2010

Form 10-Q for the Quarter Ended August 31, 2010

Form 10-Q for the Quarter Ended November 30, 2010

File No. 000-12305

Dear Mr. Vaughn:

I am in receipt of your correspondence dated February 23, 2011, regarding Repro-Med Systems, Inc., and its Form 10-K for fiscal year end February 28, 2010; Form 10-Q for the quarter ending November 30, 2010.  What follows are my responses and comments.

Form 10-K for Fiscal Year Ended February 28, 2010:

Note 1.  Nature of Operations and Summary of Significant Accounting Policies, page 25 - Revenue Recognition, page 27

1.

We note that you grant your customers sales incentives in the form of advertising.  Please revise your future filings to disclose how your account for these advertising incentives provided to your customers in accordance in with 605-50 of the FASB Accounting Standards Codification.

Response:  In 2009, we began a program for incentive advertising consisting of splitting the cost of journal advertising fifty-fifty with one distributor, and thus the company incurred a cost for year end 2010 of $3,000 for that program (which we considered non-material).  Although it was our intent to continue that program into the next year, we did not, and there were no further costs incurred for these incentives.  We will revise our future filings in accordance with 605-50 of the FASB Accounting Standards Codification.

Exhibit 31.1

2.

We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification.  Please revise your certifications in the future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response:  In all future filings and in preparation of Exhibit 31.1, we will revise our certifications to the exact wording required by Item 601(b)(31) of Regulation S-K.  Please see enclosed attachments showing Exhibit 31.1 in the revised filings of Form 10-Q for May 31, 2010, August 31, 2010, and November 30, 2010.

Form 10-Q for the Quarter Ended November 30, 2010:

Note 1.  Nature of Operations and Summary of Significant Accounting Policies, page 6 – Net Income Per Share, page 8

3.

We note that you present your basic and diluted earnings per share calculations for the three months and nine months ended November 30, 2010.  However, we note that you do not present your basic and diluted earnings per share calculations for the three months and nine months ended November 30, 2009.  Please revise your future filings to present your basic and earnings per share calculations for all reporting periods presented.  Refer to the guidance in 260-10-50 of the FASB Accounting Standards Codification.

Response:  All future filings will present calculations for the three months and year to date period as applicable for each quarter in accordance with 260-10-50 of the FASB Accounting Standards.

Exhibit 31.1

4.

We note here and within your May 31, 2010 and August 31, 2010 Forms 10-Q that your certifications are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Please amend your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response:  We have restated the Exhibit 31.1 for May 31, 2010, and August 31, 2010, to the language represented in the attachments to comply with the regulation.  In addition, we also have restated Exhibit 31.1 for November 30, 2010.

Representing the company, I acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure of all filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Andy I. Sealfon

President & CEO

AS:kc

Attachments:

Repro-Med 10-Q 05-31-2010 AMENDED

Repro-Med 10-Q 08-31-2010 AMENDED

Repro-Med 10-Q 11-30-2010 AMENDED